

September 28, 2010

Djalma Bastos de Morais
Chief Executive Officer
Companhia Energetica de Minas Gerais - CEMIG
Avenida Barbacena, 1200
301190-131 Belo Horizonte, Minas Gerais, Brazil

> **Re:** **Companhia Energetica de Minas Gerais - CEMIG**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **File No. 1-15224**

Dear Mr. Bastos de Morais:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations and Comprehensive Income, page F-5

1.   Please tell us your consideration of reporting income applicable to common shareholders. Refer to ASC 225-10-S99-5.

Note 3. Account Receivable From Minas Gerais State Government, page F-18
b) Creation of CEMIG Account Securitization Fund, page F-18

2.   We note your disclosure on page 73 that you recognized provisions for losses on the CRC account in each of the years presented. Please tell us how these provisions are recorded in your financial statements. Please also tell how the provisions affect the changes to

amounts receivable in connection with the CRC Account Securitization Fund or why the provisions do not affect the changes.

Note 9. Investments in Affiliates, page F-26

3.   We note your various non-consolidated investments in affiliates which are accounted for using the equity method of accounting. Please tell us whether the various individual affiliates' financial statements are first converted to US GAAP before you apply the equity method of accounting in accordance with ASC 323. If not, please explain to us in detail your accounting and how you determined the difference was not material.

Note 14. Financing, page F-33

4.   We note that current financing includes amounts related to debt instruments with payments of principal due in a single payment after one year. Please tell us how you determine the amount of current financings payable and why the amounts are properly classified in accordance with GAAP.

Note 16. Employee Post-Retirement Benefits, page F-37

5.   Please show us how to reconcile your disclosure of the components of accumulated other comprehensive loss/income in the table on page F-39 to the amounts reported in the consolidated statements of changes in shareholders' equity and comprehensive income on page F-6. In addition, please provide us a summary of the components of other comprehensive income before related tax effects and the amount of income of income tax expense or benefit allocated to each component of other comprehensive income.

Note 18. Shareholders' Equity, page F-46

6.   Please tell us the transactions which account for the increase in preferred shares and common shares for each year presented. Please also tell us your consideration of disclosing changes in the number of shares of the securities during at least the most recent year. Refer to ASC 505-10-50-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or in his absence William Thompson, Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

William Thompson
Branch Chief